EXHIBIT 2

2008 Annual Meeting of Stockholders

of

Spanish Broadcasting System Inc.

REQUEST TO WITHHOLD VOTES FOR ALL DIRECTORS

Submitted By

Discovery Equity Partners, L.P.

May 6, 2008

Dear Fellow Shareholder of Spanish Broadcasting System:

We are writing to urge you to join Discovery Equity Partners in withholding support for the current directors seeking reelection to the Board of Directors of Spanish Broadcasting System, Inc. (“SBSA”) at its 2008 Annual Meeting of Stockholders scheduled for June 3, 2008.

PLEASE READ THIS LETTER CAREFULLY. YOU HAVE AN OPPORTUNITY TO EXPRESS YOUR DISSATISFACTION WITH THE BOARD AND MANAGEMENT TEAM OF SBSA AND DEMAND IMMEDIATE ACTION TO RESTORE SHAREHOLDER VALUE.

Discovery Equity Partners and its affiliated entities (“Discovery”) own 3,999,029 shares of the SBSA’s Class A common stock, constituting 9.8% of the Class A shares outstanding.  In letters to the Board of Directors dated February 29, 2008 and April 4, 2008, both of which were filed with the Securities and Exchange Commission, Discovery provided details of the Company’s long history of mismanagement coupled with serious lapses in corporate governance, much of which is incorporated in the Appendices to this letter.

This leadership crisis has led to severe and steady erosion in shareholder value since SBSA went public eight years ago at $20 per share.  Since that time, the Company generated cumulative net income to common stockholders of negative $153 million, spent $670 million on acquisitions that failed to improve earnings, and lavished generous compensation, benefits, and personal perks on its executives and directors.  The stock closed at $1.65 on April 30, 2008.

Senior officials of Discovery met with the management of SBSA numerous times over the past few years to discuss the situation.  We recently presented to management several tangible, value-restoring opportunities that we uncovered, including the potential to restore lost shareholder value by inviting larger, strategic industry consolidators to acquire the business.  Management has been unresponsive to both our concerns and these important and favorable opportunities for public shareholders.

Based on conversations with shareholders owning a large majority of Class A shares, we know there is widespread dissatisfaction with the Board and management of SBSA.  Unfortunately, the super-majority voting power of Mr. Raul Alarcon, its Chairman, Chief Executive Officer and President, guarantees the directors’ job security and perpetuates the directors’ dereliction of their stewardship responsibilities.  Directors’ lack of accountability was on display during the 2007 year-end earnings call with analysts and investors held on March 12, 2008. The Board chose not to make any outside directors available to discuss the issues raised in Discovery’s letter to the Board and Mr. Alarcon refused to discuss Discovery’s concerns and recommendations.

It is, therefore, incumbent upon every Class A shareholder to send a message to the Board that the situation is untenable and that the Board must act upon Discovery’s recommendations.  Specifically, Discovery has called on the Board of Directors to form a Special Committee comprised of truly independent directors and empower that Committee to hire a nationally-recognized investment banking firm for the purpose of evaluating the following three specific alternatives:

1.              A going-private transaction, which would allow the controlling shareholder, Mr. Alarcon, to continue to run SBSA as a private company, after tendering for the public equity at a fair value

2.              A sale to a strategic party, which would maximize value for all shareholders, including Mr. Alarcon

3.              Remain public but adopt modern corporate governance practices, including equal shareholder voting rights and separating the roles of the Chairman and the Chief Executive Officer

Make Use of Your Proxy

SEND A CLEAR MESSAGE TO THE SBSA BOARD OF DIRECTORS.  EXPRESS YOUR DISCONTENT WITH THE BOARD AND MANAGEMENT TEAM OF SBSA AND YOUR SUPPORT OF DISCOVERY’S RECOMMENDATIONS BY WITHHOLDING YOUR VOTE FOR THE ELECTION OF ALL DIRECTORS AT THE UPCOMING ANNUAL MEETING OF STOCKHOLDERS. IF YOU DO NOT WITHHOLD YOUR VOTE, OR IGNORE SBSA’S PROXY MATERIALS, YOU WILL CONDONE THE CONTINUED MISMANAGEMENT OF THE COMPANY AND RISK ADDITIONAL DETERIORATION IN SHAREHOLDER VALUE.

To withhold your support for the directors seeking reelection, you must cast a vote to “WITHHOLD AUTHORITY FOR ALL NOMINEES”.  You may vote your shares in any one of the three methods described in your proxy materials; 1) you can mail in a proxy card that you may receive from your broker or will otherwise have to request from the company, 2) you may access the proxy voting website as indicated in the proxy material sent to you by the Company or your broker, or 3) you can call the toll free number provided in the proxy material sent to you by the Company or your broker.  To vote on the website or by telephone you will need the control number provided with your proxy material.

The election of the Board of Directors is the only proposal the Company is asking you to consider.  You are being offered three choices:

☐ FOR ALL NOMINEES

☒ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT

Voting in any other manner will be a vote for the directors designated by the Company and a vote for the status quo of poor management, excessive compensation, and disregard for shareholder concerns.  Selecting “WITHHOLD AUTHORITY FOR ALL NOMINEES” is the only way to assure that you send the appropriate message to the Board.

You must vote prior to the company’s annual meeting, which is scheduled for June 3, 2008.  If you have already voted, you can change your vote at any time prior to the annual meeting simply by entering a new vote at the proxy website, by telephone or by submitting a new proxy card bearing a later date.

Please Note: Discovery is not asking for your proxy card.  Please do not send us your proxy card.  Return your proxy card to the voting agent in the envelope that was provided to you.  If you ignore your proxy card, there is a chance that your broker will vote your shares in favor of the directors.

Why You Need To Send This Message To The Board Now

•	There has been a crisis in the stock market’s confidence in the SBSA leadership that has caused the share price to plummet from $20 at the initial public offering in 1999 to $1.65 on April 30, 2008
•

Wall Street analysts and institutional investors have abandoned SBSA due to unreliable guidance from management, repeated earnings disappointments, and management’s unresponsiveness to phone calls and requests for meetings

•	Management has been unable to grow operating income from the levels achieved in the year of the Company’s IPO in 1999
•	Close to $700 million of investment capital has been squandered on over-priced acquisitions
•	The Company is saddled with developmental spending in television and film production that are not core to the Company’s operations and in which management has no operational experience
•

There is a long track record of disdain for public shareholders as demonstrated by excessive management compensation relative to companies of similar market capitalization, particularly in light of exceedingly poor operating performance

•

Mr. Alarcon, Chairman, Chief Executive Officer, President, and controlling shareholder has shown a propensity to manage SBSA as a private company for his exclusive aims and without regard for other public investors

•	The Board of Directors appears to lack independence from the Company’s controlling shareholder and seems unwilling to exert authority over the affairs of the Company
•	An antiquated corporate governance structure vests voting control in one individual; Mr. Raul Alarcon, Jr., who also holds multiple executive titles of Chairman, Chief Executive Officer, and President
•

Shareholders are suffering from missed opportunities to restore value of their investment through the sale of the Company to several of the highly-strategic parties that see a high value in SBSA’s assets and are leading the trend in industry consolidation

•

The Board of Directors has failed to respond to any of Discovery’s recommendations aimed at restoring investor confidence and shareholder value, despite repeated requests over the past several months from Discovery and other large institutional stockholders. The lack of any formal response is an additional indictment of the Boards’ independence, sense of obligation and/or competence.

IF YOU SHARE DISCOVERY’S CONCERNS AND WISH TO URGE THE BOARD OF DIRECTORS TO TAKE THE IMMEDIATE ACTIONS OUTLINED ABOVE TO RESTORE SHAREHOLDER VALUE, VOTE TO “WITHHOLD AUTHORITY FOR ALL NOMINEES” IN THE DIRECTOR ELECTION SECTION OF YOUR 2008 PROXY CARD.

Additional detailed information exposing the great disservice done to stockholders by the Board of Directors and management team at Spanish Broadcasting System can be found in the Appendices to this letter.  Appendix A contains Discovery’s “Just Vote No” slides with relevant tables and graphs. Appendix B is a narrative history explaining the events surrounding SBSA’s plummeting stock price. All information related to Discovery’s campaign urging stockholders to withhold their votes for all directors can be obtained free of charge at the SEC’s website www.sec.gov and at Discovery’s website www.thediscoverygroup.com/sbsa.htm.

Respectfully Submitted to All Shareholders,

DISCOVERY EQUITY PARTNERS, L.P.

Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” 2008 Shareholder Meeting Just Vote No APPENDIX A Letter to Stockholders May 6, 2008

2 YOU HAVE AN OPPORTUNITY TO SEND A CLEAR MESSAGE TO THE SBSA BOARD OF DIRECTORS. EXPRESS YOUR DISCONTENT WITH THE LEADERSHIP OF SBSA AND YOUR SUPPORT OF DISCOVERY’S RECOMMENDATIONS BY WITHHOLDING YOUR VOTE FOR THE ELECTION OF ALL DIRECTORS AT THE UPCOMING ANNUAL MEETING OF STOCKHOLDERS. To withhold your support for the directors seeking reelection, you must cast a vote to “WITHHOLD AUTHORITY FOR ALL NOMINEES”. The election of the Board of Directors is the only proposal the Company is asking you to consider. You are being offered three choices: If you do not withhold your vote, or ignore SBSA’s proxy materials, you will condone the continued mismanagement of the company and risk additional deterioration in shareholder value. Selecting “WITHHOLD AUTHORITY FOR ALL NOMINEES” is the only way to assure that you send the appropriate message to the Board. You must vote prior to the company’s annual meeting, which is scheduled for June 3, 2008. If you have already voted, you can change your vote at any time prior to the annual meeting. Please Note: If you ignore your proxy card, there is a chance that your broker will vote your shares in favor of the directors. Just Vote No Make Use of Your Proxy Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT X

3 Just Vote No Collapse in SBSA Stock Price Since Initial Public Offering Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” $0 $5 $10 $15 $20 $25 $30 $35 $40 $45 10/28/99 1/2 8/00 4/2 8/00 7/ 2 8/ 00 10/28/00 1/2 8/0 1 4/2 8/0 1 7/2 8/01 10/28/01 1/2 8/0 2 4/2 8/0 2 7/2 8/0 2 10/28/02 1/2 8/0 3 4/2 8/0 3 7/2 8/0 3 10 /28/03 1/ 2 8/ 0 4 4/ 2 8/0 4 7/2 8/04 10/28 /04 1/2 8/0 5 4/ 2 8/ 0 5 7/2 8/0 5 10/28/0 5 1/ 2 8/0 6 4/2 8/ 06 7/2 8/0 6 10/28/06 1/ 2 8/ 0 7 4/ 2 8/ 0 7 7/2 8/0 7 10/28/07 1/2 8/ 08 SBSA Stock Price

4 Earnings Per Share Since 1999 IPO (Cumulative Total: Negative $2.41) ($1.50) ($1.40) ($1.30) ($1.20) ($1.10) ($1.00) ($0.90) ($0.80) ($0.70) ($0.60) ($0.50) ($0.40) ($0.30) ($0.20) ($0.10) $0.00 $0.10 $0.20 $0.30 $0.40 $0.50 $0.60 $0.70 2000 2001 2002 2003 2004 2005 2006 2007 Poor Operating Performance Just Vote No Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” Note: Years 2000 – 2001 are based on Sept. 30 fiscal year end; totals through 2007 include Sept. 30 – Dec. 31, 2001 transition period that occurred due to the change in fiscal year end.

5 Wasteful Acquisitions Providing No Earnings Benefit Just Vote No Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” Acquisition History $90.8 $164.3 $264.0 $82.9 $37.6 $22.0 $8.9 $0.0 $100.0 $200.0 $300.0 $400.0 $500.0 $600.0 $700.0 2000 2001 2002 2003 2004 2005 2006 2007 Purchase Price (mm)

6 Just Vote No Failed and Costly Television Foray On July 13, 2005 management announced its plan to enter television with the acquisition of two television stations in Florida for an aggregate purchase price pf $37.6 million. Since the acquisition, the television operation has consumed another $35 million of capital in the form of operating losses. Management appears incapable of running this operation. Management originally counseled investors that the televis ion operation would be break-even by the fourth quarter of 2007. As management missed its stated income targets for the televis ion operation, it conveniently re-characterized the situation as a “start-up” business requiring an extended development period to sometime in 2009, further undermining management’s credibility with the investment community. Now, management has embarked on film production, which promises to drain additional capital and management focus from the core radio business. The Company has not demonstrated that it has the management expertise, creative talent, distribution channels and fiscal discipline to be successful in film production. Select “WITHHOLD AUTHORITY FOR ALL NOMINEES”

7 Debt Is Now the Primary Component of SBSA’s Capital Base Just Vote No Select “WITHHOLD AUTHORITY FOR ALL NOMINEES” Enterprise Value 0 500,000,000 1,000,000,000 1,500,000,000 2,000,000,000 2,500,000,000 3,000,000,000 1999 2000 2001 2002 2003 2004 2005 2006 2007 Equity Market Capitalization Total Debt

8 Annual Compensation Mr. Raúl Alarcón, Controlling Shareholder and Chief Executive Officer 0.0 0.5 1.0 1.5 2.0 2.5 2000 2001 2002 2003 2004 2005 2006 2007 Compensation ($'s in millions) Excessive Management Compensation Note: Compensation includes salary, bonus and perks; years 2000 – 2001 are based on Sept. 30 fiscal year end; totals through 2007 include Sept. 30 – Dec. 31, 2001 transition period that occurred due to the change in fiscal year end. Just Vote No Total Compensation to Mr. Alarcón Since IPO: $ 17.6 million Total Net Income to Common Stockholders Since IPO: $-152.9 million Select “WITHHOLD AUTHORITY FOR ALL NOMINEES”

9 Excessive Management Compensation, Continued Just Vote No CEO Compensation Comparison Public Companies With $25 - $50 Million Operating Income 0.0 0.5 1.0 1.5 2.0 2.5 2000 2001 2002 2003 2004 2005 2006 2007 Compensation ($'s in millions) 25th - 75th Percentile Median Raúl Alarcón Compensation Note: Compensation includes salary, bonus and perks; years 2000 – 2001 are based on Sept. 30 fiscal year end. Select “WITHHOLD AUTHORITY FOR ALL NOMINEES”

Just Vote No

Select "WITHHOLD AUTHORITY FOR ALL NOMINEES"

Generous Director Compensation, Insignificant Ownership, Dubious Transactions

Director Nominees	Position	2007 Director Compensation (Fees & Stock Options)	Class A Stock & Option Ownership	Certain Relationships and Related Transactions
Raúl Alarcón, Jr.	Chairman, Chief Executive, President	Not Applicable	1.9%	In 2007 SBSA paid $0.1 million to a realty management company owned by Messrs. Alarcón, Sr. and Alarcón, Jr. and paid $2.2 million to a Florida subchapter S corporation, wholly owned by Mr. Alarcon, Jr.
Pablo Raúl Alarcón, Sr.	Chairman Emeritus and Director	$ 118,703	--- ---	On January 1, 2008, SBSA entered into a local marketing agreement with South Broadcasting System, Inc., a company owned by the SBSA Chairman Emeritus, Pablo Raúl Alarcón, Sr., requiring SBSA to pay the operating costs of the station.
Joseph A. García	Chief Financial Officer, Executive Vice President, Secretary	Not Applicable	1.2%	Mr. García's son, Eric García, was employed by SBSA during 2007 and was paid $173,411.
Antonio S. Fernandez	Director, Chairman of Audit Committee, Member of Compensation Committee	$ 143,208	.1%	
Jason L. Shrinsky	Director	$ 91,935	.2%	During 2007 Mr. Shrinsky, was special counsel to Kaye Scholer LLP, a law firm that was paid $3.1 million by SBSA. Effective January 1, 2008, Mr. Shrinsky also serves as a business consultant to SBSA for which he is paid a retainer of $0.3 million per year to advise management with respect to various business matters. Mr. Shrinsky's son, Jeffrey Shrinsky, was employed by SBSA during 2007 and was paid $449,370.
José A. Villamil	Director, Member of Audit Committee, Chairman of Compensation Committee	$ 143,208	.08%	
Mitchell A. Yelen	Director, Member of Audit Committee, Member of Compensation Committee	$ 39,520 [a]	.02%	
Median Public Companies with $25 - $50 Million Operating Income		$ 87,562		

[a] *Mr. Yelen became a Director on September 28, 2007*

10

DISCOVERY GROUP

11 Just Vote No Wall Street Has Abandoned SBSA Top-tier Wall Street analysts have been rebuffed in their efforts to meet with management. Large institutional investors cannot get their phone calls to Company representatives returned even after repeated attempts. Management credibility is bankrupt due to a long track record of earnings disappointments and unanticipated forays into non-core business. Select “WITHHOLD AUTHORITY FOR ALL NOMINEES”

12 Just Vote No Discovery Group’s Recommendations Discovery has repeatedly urged the Board of Directors to empower a Special Committee of independent directors to retain a nationally-recognized investment banking firm and investigate, from the standpoint of public shareholder interests, three specific alternatives : 1. A Going-Private Transaction. If Mr. Alarcon insists on retaining all voting control and all management authority, there is no purpose to SBSA remaining public. Given the current stock price and the vast availability of private equity capital, we believe that a transaction can be structured that provides an acceptable premium to shareholders. Any qualified investment banking firm can introduce Mr. Alarcon to numerous private equity firms, many with media expertise. We have spoken to several of these potential financial partners that would be interested, so long as Mr. Alarcon is willing to provide them with adequate financial oversight and controls. As testament to the feasibility of this option, Univision was taken private in April 2007 by a consortium of industry-leading private equity firms; Madison Dearborn Partners, Providence Equity Partners, Texas Pacific Group, Thomas H. Lee Partners, and Sabon Capital Group. 2. A Sale to a Strategic Party. Industry consolidation is now seen as part of the solution to the long-term secular decline in radio advertising. By combining platforms, companies seek to gain competitive advantage and reduce costs. SBSA has a unique franchise in Hispanic radio that is a highly-desirable addition to any broad media platform. The asset values of SBSA licenses and stations far exceed the current share price. While the current management team has not been able to harvest the value of SBSA’s assets and industry position, a strategic suitor would reward shareholders immediately for the opportunity to maximize the potential of this business. We have direct knowledge of parties interested in a strategic combination with SBSA. 3. Remain Public But Adopt Modern Corporate Governance Standards. It is highly unlikely that a comprehensive evaluation of all alternatives would result in a decision to remain public, if measured in terms of the best interests of public shareholders. Regardless, while the Company is public, the Directors must find the courage to invoke the governance changes needed to reassure the capital markets that they take their stewardship responsibilities seriously. The Board must dismantle the antiquated A/B common equity class structure, which only serves to entrench Mr. Alarcon and embolden his self-serving agenda. The jointly held positions of Chairman and Chief Executive Officer must be split in order to bring more accountability to bear on the management team. Mr. Alarcon’s track record running SBSA since it became public makes abundantly clear the need for a change in operating management. Lastly, the Board must undertake a director search to add truly independent directors that will serve the interests of public shareholders. Select “WITHHOLD AUTHORITY FOR ALL NOMINEES”

APPENDIX B

Letter to Stockholders

May 6, 2008

BACKGROUND TO THE INVESTOR CRISIS

AT SPANISH BROADCASTING SYSTEM (“SBSA”)

Mismanagement, failed expectations and an absence of effective corporate governance caused the share price to collapse from $20 to less than $2

In November 1999, Mr. Raúl Alarcón chose to avail himself of public equity capital through an initial public offering of SBSA at $20 per share.  Now, eight years later, the price of SBSA stock is less than $2.  The root causes of the collapse are; a) weak operating performance as measured by essentially no growth in operating income, b) vast sums spent on acquisitions that have provided no incremental value to the Company, and c) management’s complete loss of credibility with the investment community.

Disappointment and deterioration in public trust started early.  In the first quarter of operation as a public company, SBSA’s operating income fell to $0.7 million from $8.8 million in the prior year due to an increase of $11.0 million in corporate expenses for severance payments for two retiring executives and executive performance bonuses. In the subsequent quarters of that same year, the Company went on an acquisition binge spending over $400 million on three transactions.  Investor concerns about management’s appetite for acquisitions were justified as several hundred million additional dollars have been spent on acquisitions since then. Before SBSA celebrated its first anniversary as a public company the share price had tumbled from the IPO price of $20 to the $10 range.

The next 50% haircut in shareholder value came in 2005 when management embarked on an unanticipated, costly, and non-core television strategy.  On July 13, 2005 management announced its plan to acquire two television stations in Florida for an aggregate purchase price of $37.6 million.  In the days leading up to the announcement, SBSA’s stock traded at slightly more than $10 per share.  Before the deal closed on March 1, 2006, the market expressed its disapproval by pushing the share price down to $5, causing the Company to shed $360 million in market value.  The market was nervous that management would not maintain a much-needed focus on the core radio operations and rightly sensed that the acquisition purchase price did not represent the entirety of the cost of this endeavor.  Since this transaction, SBSA has consumed another $35 million in accumulated television operating losses, proving management incapable of running this operation.  Management originally counseled investors that the television operation would be break-even by the fourth quarter of 2007.  As management missed its stated income targets for the television operation, it conveniently re-characterized the situation as a “start-up” business requiring an extended development period to sometime in 2009, further undermining management’s credibility with the investment community.

The continued deterioration in share price from $5 to a price of $1.65 on April 30, 2008 reflects a string of disappointing operating results.  The lack of focus on the core radio operations has resulted, as expected, in the steady deterioration of SBSA’s national advertising franchise, recent weakness in local advertising, and a lack of any measurable progress on the Company’s promised initiatives to use its market leadership position to close the English-Hispanic advertising rate gap.  And now, instead of focusing management’s attention on these critical operating issues, Mr. Alarcón has developed a penchant for television film production, which is a business notorious for large, risky capital investment.  We fear that losses in film production will further delay the achievement of breakeven results for television.

The management team’s credibility with Wall Street is so bankrupt that even with the stock selling below $2 per share, short interest in SBSA stock is exceedingly and persistently high compared to other public companies at 12% of the outstanding Class A shares as of April 15, 2008.  Many investors have such disregard for management that they go beyond selling their own shares and borrow shares to sell in anticipation of continued disappointing results.

To recap, when SBSA went public in 1999, the value of the Company was approximately $1.5 billion. Based on management’s articulated plans for the business, the stock soared briefly to $40 taking the total enterprise value of SBSA to almost $3 billion.  Today the company’s value is a paltry $500 million, of which $375 million is debt. Cumulative net income to common stockholders was negative $153 million and cumulative earnings per share was negative $2.41.

Exorbitant Executive Pay and Weak Corporate Governance

The only person who appears to have benefited over this period was Mr. Alarcón.  From the time SBSA went public through 2007, Mr. Alarcón has paid himself $9.7 million in salary, $6.8 million in bonuses, and $1.2 million in apartments, automobiles, drivers and assorted personal benefits.  All of this despite the aforementioned loss of over $1 billion in Company value over that same period and cumulative net income to common stockholders of negative $153 million (or -$1.11 per share) over the eight years.  The Directors have also been treated generously, with annual compensation of $100,000-150,000 per year, fees to their consulting and law firms, and jobs for their family members.

We believe that SBSA’s mismanagement is afforded by very weak corporate governance policies that are not consistent with current market standards. Like other public shareholders, Discovery participates in the economic risk of the business according to our 9.8% ownership of the Class A stock but is only afforded 1.4% participation in the governance of the Company because of the ten-fold voting rights bestowed on Mr. Alarcón.  This antiquated, dual-class common equity structure, that shields management and directors from any meaningful scrutiny by its public owners, can be found in less than 5% of all publicly-traded companies today.  Dual-class structures have generally been disfavored because of the potential misalignment of incentives.  In an arrangement completely devoid of checks and balances, Mr. Alarcón, while holding effective voting control on all shareholder matters, serves in all the decision-making executive capacities of Chairman, Chief Executive Officer, and President.

Management’s track record and loss of credibility has resulted in complete abandonment of SBSA by research analysts and institutional investors.  We have learned that influential Wall Street analysts have been rebuffed in their attempts to meet with SBSA management.  We also know that large institutional investors have experienced great frustration as their phone calls to management have gone unreturned after repeated attempts.  As a result, SBSA shares trade at a value that we believe is substantially less than either its strategic business value or its underlying asset value.  The most direct remedy for this bleak situation is a change-of-control transaction that would allow all shareholders to receive the true underlying economic value of their investment.  Unfortunately, management has made it clear to industry insiders and Wall Street deal-makers that it will not consider such opportunities.

Value-Restoring Takeover Opportunities Are Being Shunned

Senior officials of Discovery met with SBSA management several times over the past two years and held numerous telephone conferences.  Those discussions centered around the acute decline in shareholder value and the challenges SBSA faces to restore a fair public-market valuation given its small size, its weak governance structure, a track record for disappointing operating results, an unrestrained level of spending on acquisitions, a lack of credibility with the institutional investment community, and a general proclivity toward running the Company as if it were a privately-held entity.

In our discussions with management we shared in-depth industry intelligence we had gathered during the scope of our investment due diligence.  Our portfolio managers met with large media conglomerates, radio-specific operators, and private equity firms with a media/broadcasting focus.  We know that industry executives are actively evaluating consolidation opportunities to improve financial performance, enhance competitive position, and increase their shareholder value.  Many expressed their interest in a potential acquisition or merger with SBSA.

We consistently heard from media peers that SBSA owns premier properties, enjoys market leadership positions, operates in highly attractive geographic markets, and is situated in the most promising media demographic.  Almost without exception, these knowledgeable industry insiders suggest that SBSA is a desirable and valuable target in the on-going industry consolidation.

However, we also found that it is generally understood in the media industry that Mr. Alarcón will not consider any transaction that requires him to relinquish any degree of control, regardless of the merits of the deal or the implications for public shareholders.  Further, industry insiders articulate concerns about Mr. Alarcón’s ability to work in a cooperative spirit of partnership with either a larger strategic suitor or a new private investor.  Many claim to have initiated prior discussions only to encounter disingenuous rhetoric, if not outright resistance to a deal.

We now know this claim to be justified because we have direct knowledge of an important public media company (“XYZ”) that is interested in a potential transaction that could yield a substantial premium to the current SBSA stock price, yet Mr. Alarcón refuses to engage in an evaluation of this opportunity.  During a meeting with Mr. Alarcón in December 2007 members of our firm presented the rationale for a combination with XYZ, to which SBSA would bring great strategic value and substantial, immediate cost synergies. Mr. Alarcón concurred with the analysis and suggested that we get the reaction of XYZ’s management to the idea.  Our team met in January 2008 with XYZ’s Chairman/Chief Executive Officer and its Chief Financial Officer.  We communicated to Mr. Alarcón that the XYZ officials were very enthused about the possible combination and wish to engage in a further dialogue directly with Mr. Alarcón.  Mr. Alarcón is also in possession of detailed materials prepared by Discovery that outline a proposed structure for this transaction which yields a premium in excess of 100% to SBSA shareholders.  Without explanation, Mr. Alarcón has refused to further discuss this opportunity.  While Mr. Alarcón’s change in posture is consistent with his industry reputation, it is surprising nonetheless.  Mr. Alarcón’s resistance in this case cannot be attributed to valuation because the proposed structure gives him the option to either remain invested or liquidate his shares.  Rather, it appears that Mr. Alarcón fears a loss of control.  That fear is interfering with Mr. Alarcón’s ability to act in the interest of all shareholders.

The Board of Directors and Management Are Unresponsive Shareholders Concerns and Discovery’s Recommendations.

In order to begin a process to restore the tremendous loss of public equity capital entrusted to SBSA, Discovery urged the Board of Directors, in a letter dated February 29, 2008, to evaluate change-of-control alternatives that can provide an immediate recognition of SBSA’s underlying strategic value.  Discovery called upon the Board of Directors to simultaneously implement sweeping changes in corporate governance needed to repair SBSA’s corporate integrity and rebuild public market confidence.

In that letter, Discovery provided the specific recommendation that the Board of Directors empower a Special Committee of truly independent directors to retain a nationally-recognized investment banking firm to investigate, from the standpoint of public shareholder interests, these three specific alternatives:

1.               A Going-Private Transaction.  If Mr. Alarcón insists on retaining all voting control and all management authority, it seems rather obvious that there is no purpose to SBSA remaining public. Given the current stock price and the vast availability of private equity capital, we believe that a transaction can be structured that provides an acceptable premium to shareholders.  Any qualified investment banking firm can introduce Mr. Alarcón to numerous private equity firms, many with media expertise.  We have spoken to several of these potential financial partners that would be interested so long as Mr. Alarcón is willing to provide them with adequate financial oversight and controls.  As testament to the feasibility of this option, Univision was taken private in April 2007 by a consortium of industry-leading private equity firms; Madison Dearborn Partners, Providence Equity Partners, Texas Pacific Group, Thomas H. Lee Partners, and Sabon Capital Group.

2.               A Sale to a Strategic Party.  Industry consolidation is now seen as part of the solution to the long-term secular decline in radio advertising.  By combining platforms, companies seek to gain competitive advantage and reduce costs.  SBSA has a unique franchise in Hispanic radio that is a highly-desirable addition to any broad media platform.  The asset values of SBSA licenses and stations, net of the Company’s debt, far exceed the current equity value. While the current management team has not been able to harvest the value of SBSA’s assets and industry position, a strategic suitor would reward shareholders immediately for the opportunity to maximize the potential of this business.  As we have explained, we have direct knowledge of parties interested in a strategic combination with SBSA.

3.               Remain Public But Adopt Modern Corporate Governance Standards.  It is highly unlikely that a comprehensive evaluation of all alternatives would result in a decision to remain public, if measured in terms of the best interests of public shareholders.  Regardless, while the Company is public, the Directors must find the courage to invoke the governance changes needed to reassure the capital markets that they take their stewardship responsibilities seriously.  The Board must dismantle the antiquated A/B common equity class structure, which only serves to entrench Mr. Alarcón and his personal agendas.  The jointly held positions of Chairman and Chief Executive Officer must be split in order to bring more accountability to bear on the management team.  Mr. Alarcón’s track record running SBSA since it became public makes abundantly clear the need for a change in operating management.  Lastly, the Board must undertake a director search to add truly independent directors that will serve the interests of public shareholders.

The Board of Directors has failed to respond to these informed and justified recommendations.  On the 2007 year-end earnings conference call, held with analysts and investors on March 12, 2008, the Board chose not to make any outside directors available to discuss the issues raised in Discovery’s letter to the Board.  Mr. Alarcón simply stated that he would not discuss Discovery’s letter on the call. The lack of any formal response is an additional indictment of the Boards’ independence, sense of obligation and/or competence.